SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 1999,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

REPORT FOR THE QUARTER
E N D E D  3 0  S E P T E M B E R  1 9 9 9
HIGHLIGHTS
Despite
- 5% drop in the average dollar gold spot price
- 6% drop in the average rand spot price
headline earnings rise 4% to R525 million ($86 million)
Sadiola - production up 15%; cash costs down 14% to $88/oz
South African mines - production up 2%; labour productivity up 3%
South American mines - production up 4%; cash costs down 3%
North American mines - production up 18%; cash costs down 3%
17. 5% return on shareholders' equity (17% last quarter)
14. 8% return on capital employed (14, 5% last quarter)
Prepared in accordance with
Accounting Standards
Gold
Produced
Revenue
Cash costs
Total production costs -
Operating profit
Net capital expenditure
Attributable profit
Attributable earnings
Headline earnings
Headline earnings before
deferred tax adjustment
Dividends
International
kg/oz (000)
R/kg/$/oz sold
R/kg/$/oz produced
R/kg/$/oz produced
R million/$ million
R million/$ million
R million/$ million
cents per share
cents per share
cents per share
cents per share
Quarter
ended
Sept.
1999
55
 337
61
 754
40
 823
46 714
837
327
493
504
537
537
Quarter Nine months
ended ended
June Sept.
1999 1999
Rand/Metric
53
 438
61
 841
41
 314
46
 968
800
306
1
 018
1
 040
519
519
c
162 487
61
 489
40
 936
46
 716
2 4 1 7
885
2
 122
2
 168
2
 029
1
 559
900
Nine months
ended
Sept.
1998
155 435
57
 951
39
 798
46
 060
1
 782
298
1
 237
1
 264
1
 047
1
 047
750
Quarter
ended
Sept.
1999
1
 779
316
209
239
138
54
81
83
83
88
Quarter Nine months
ended ended
June Sept.
1999 1999
Dollar/lmperial
1
 717
314
210
239
131
50
166
170
85
85
5
 224
313
209
238
395
145
348
356
333
256
149
Nine months
ended
Sept.
1998
4
 998
334
229
271
326
56
236
241
193
193
127
anglo
ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of South Africa

CERTAIN FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, including without limitation, those concerning:
(i) the economic outlook for the gold mining industry, (ii) expectations regarding gold prices and production, (iii) the completion and commencement of commercial operations of certain of the company's exploration and production projects, and (iv) the company's liquidity and capital resources and expenditure, contain certain forward-looking statements concerning the company's operations, economic performance and financial condition. Although the company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors,
(i) changes in economic and market conditions, (ii) success of business and operating initiatives,
(iii) changes in the regulatory environment and other government actions, (iv) fluctuations in gold prices and exchange rates, and (v) business and operational risk management.
Published by the AngloGold Corporate Communications Department
Postal address:
Telephone:
Facsimile:
E-mail:
PO Box 62117
Marshalltown
2107
South Africa
(11) 637 6147
(11) 637 6399/6400
investors@corp.anglogold.com

Dear Shareholder
The third quarter of 1999 has been one of the most challenging in living memory. The gold price has been at two-decade lows. In dollar terms, the average spot price, at $259, was 5% lower than the previous quarter. The rand strengthened against the dollar over the quarter, so that the spot price in rand terms was 6% lower. In this gloomy market circumstance,
AngloGold has produced improved headline earnings of R525 million, or $86 million. This represents a return on shareholders' equity of 17. 5% (17% last quarter) and 14. 8% on capital employed (14. 5% last quarter).
Gold production at 1. 8 million ounces improved by 4%, cash costs reduced marginally from $210 to $209, and total costs were maintained at last quarter's level of $239. Labour productivity, as measured in grams of gold produced, improved from 209 in the last quarter to 220 this quarter. Of all the operations, Sadiola has had an exceptional quarter, producing at levels above management's ongoing expectations. The South American mines have performed particularly well.
Production increased at the South African operations, though Matjhabeng mine's important Eland shaft, damaged in an earthquake in April, only resumed production in early October.
The gas explosion at Mponeng mine is a source of both great sadness and concern to management. Every effort to learn from this event, and indeed, to enhance the quality of safety at work is being made. In this regard it is pleasing to note the safety achievements of Moab Khotsong, Great Noligwa and Tau Lekoa.
Two issues have profoundly changed sentiment in gold markets. During September, the International Monetary Fund decided to avoid gold sales as a means of financing debt relief. On 26 September, European Banks, including Britain and Switzerland, announced that their gold sales would be limited to no more than 2 000 tonnes over the next five years.
This has laid to rest the notion that most central banks were about to sell most of their gold reserves. Both the spot price, and the lease rates at which gold can be borrowed, have moved up dramatically.
When we announced our second quarter results we expressed the view that gold was oversold, and indicated we would not be selling forward in this market. The details of our hedge book are set out as usual, and we continue to believe that a measure of price security is a way of optimising our operations and the value they generate for our shareholders.
We are making an offer to acquire 100% of the equity of Acacia Resources, one of Australia's most successful gold companies. Combined with the now substantial North and South American and African production, we believe that
Acacia's gold production, good exploration track record and management competencies, will create a global gold company of choice.
AngloGold has been able to achieve competitive rates of return for our shareholders in the gloomiest of gold markets.
Should the gold price remain where it is now, and barring any major operational problems, we anticipate a satisfactory fourth quarter with the outlook for the year being 7 million ounces of production at a cash cost of $209 per ounce.
Assuming a realised gold price of $314 per ounce (at current exchange rates) this should yield net earnings of around
R2. 6 billion with headline earnings before the deferred tax rate adjustment of around R2. 1 billion. In early 2000, the company intends to release a more detailed strategy, with targeted achievements for the next three years, particularly in the areas of improving labour productivity and cash and total cost performance.
NICKY OPPENHEIMER
Chairman
BOBBY GODSELL
Chief Executive Officer
28 October 1999

SOUTH AFRICAN OPERATIONS
Overall performance
The South African operations had a satisfactory quarter, notwithstanding the continuing negative impact on production of Matjhabeng's Eland shaft, disabled by a severe earthquake in April.
Repairs to Eland shaft were completed ahead of schedule at the end of the third quarter and production is expected to return to full capacity early in the fourth quarter.
Gold production at 45. 3 tonnes (1. 5 million ounces) was 2% higher than in the second quarter mainly as a result of improved performances by Great Noligwa, Kopanang, Deelkraal and Joel.
Productivity in the South African operations improved quarter on quarter by 3% in terms of grams per employee and by
4% in terms of square metres per employee. Unit cash costs at R43 642 per kilogram, or $223 per ounce, were held at previous quarter levels despite the annual wage increases.
As a result, operating profit was 4% higher at R632. 4 million.
Mine performance
In spite of a drop in yield (g/t), gold production at Great Noligwa improved quarter on quarter, due to increased tonnes milled.
At Kopanang, the quarter saw improved performances on all productivity indices. This, together with a significant increase in yield, saw unit cash costs falling by 17% to R41 625 per kilogram.
Tau Lekoa managed to sustain the good performance of the previous two quarters.
Bambanani suffered two underground fires during the quarter which affected production. This was offset to some extent by an improved yield. Nevertheless, gold production was down by 4% on the previous quarter.
The solid production performance at Tshepong continued with productivity indices showing further improvements. The introduction of cementitious support packs as a safety measure has contributed to the increased unit costs. However, the unit costs are running significantly lower than in the same period last year.
Matjhabeng struggled without Eland shaft production and, in addition, Kudu and Sable shafts experienced grade difficulties. A significant improvement is expected in the fourth quarter at this operation.
The mill lock-up of gold at Joel was resolved during the quarter. This, together with improved face advance and tonnes milled, resulted in a significant improvement in gold production.
Improvements in productivity and tonnage milled quarter on quarter, resulted in higher gold production at TauTona.
At Savuka. the repairs to the tertiary shaft have been completed. This will allow access to the high-grade shaft pillar during the fourth quarter.
A shortfall in tonnes milled at Mponeng was offset by an increase in grade, resulting in gold production being maintained at a level similar to the previous quarter.
The increased focus on grade continued at Elandsrand but has been negatively affected to some extent by abnormally high seismicity.
Deelkraal has shown a significantly improved performance quarter on quarter with productivity gains of 15% on the previous quarter.
The fire in the elution section at Ergo has had a minor impact on gold production. The plant has returned to full production after the repairs to the damaged area.
Projects
The shaft sinking at Joel has reached 121 level (1 212 metres below surface) and station development is in progress.
Expenditure on this project of R20 million was R8 million more than in the second quarter.
Progress on the Mponeng deepening project has been good. At present, sinking operations have reached 123 level
(3 462 metres below surface) and station development is in progress. Capital expenditure for the deepening project at
R30 million was R5 million lower than in the previous quarter.

The Moab Khotsong project continues to progress well Work in the rock/ventilation and main shafts continues at acceptable rates with no problems envisaged. The capital expenditure at R78 million was R1 million higher than in the
June quarter.
The carbon technology project at West Wits remains ahead of schedule and within planned expenditure. Capital expenditure at R16 million was R1 million higher than the previous quarter. Project completion is scheduled for November when the residue thickening project is finished.
INTERNATIONAL OPERATIONS
Other African operations
AngloGold has a 38% interest in Sadiola mine in Mali and recently increased its 70% interest in Navachab mine in
Namibia to 100%.
Sadiola had a record quarter in terms of production and profit, arising from a combination of higher grades and recoveries resulting in lower unit cash costs. Grades from the pit were higher, and in addition, higher grade material was sourced from ore stockpiles during the unusually heavy rainy season experienced this year. Work done on the
Kayes/Sadiola road prevented a repetition during this year's rainy season of the transport problems experienced during last year's rains.
The average grade for the fourth quarter is expected to be lower than for the quarter under review, while stripping ratios are planned to be higher as normal mining conditions resume in the pit after the rainy season.
The feasibility study for the Yatela heap leach project continues on schedule, for completion by the end of November this year when all outstanding tenders will be adjudicated. The final capital cost for the project will be compiled from the successful tenders. Assuming a positive investment decision is made in December and that Government approvals are timely, construction is expected to begin in February 2000, with gold production starting in January 2001.
Navachab maintained production at a similar level to the previous quarter (on a 100% attributable production basis) but with improved cost management decreased unit costs by 6% to $242 per ounce. Plans to extend the pit at Navachab were placed under review due to the low spot gold price, ongoing unstable labour relations, no progress with the
Namibian Government in having the mine declared a continuous operation and persistent difficulties in obtaining work permits for non-Namibian employees.
American Operations
Overall, the American operations in the third quarter outperformed the second with production and cost targets being met.
North America
These operations comprise AngloGold's 70% interest in the Jerritt Canyon joint venture and the 67% interest (100%
interest in production ounces, subject to contract obligations) in the Cripple Creek and Victor joint venture in Colorado.
In aggregate, these operations improved their production performance relative to the previous quarter in respect of the two key parameters - ounces produced and unit cash costs achieved. The combined cash costs for the third quarter's
136 000 ounces were $176 per ounce.
Jerritt Canyon's production was maintained despite a marginally lower mill head grade. The cash costs were lower than those for the previous quarter, reflecting the positive results of cost containment programmes, particularly in respect of reagent usage and underground haulage productivity gains. The outlook for the year remains encouraging, with the cash costs expected to be around $179 per ounce and the production total in ounces above target.
Employee productivity continued to improve, quarter on quarter, benefiting from the introduction of a new underground truck fleet at SSX and Murray mines. There were no lost time injuries reported during this period.
As expected, at Cripple Creek and Victor the previously reported build-up of gold inventory in the valley heap leach pads began to be recovered and production was significantly higher than in the second quarter though cash costs were maintained at similar levels of around $167 per ounce. This gold production for the period is a record for the mine. It is anticipated that 1999 annual production Will be close to target with cash costs around S159 per ounce.

Employee productivity improved as a result of the increase in production and ongoing cost containment schemes, which more than offset increases in diesel costs. There was one minor lost time injury reported during the quarter - the first for the year.
Progress on the capital project to extend the leach pad to accommodate the additional reserves associated with the East
Cresson Pit project progressed according to plan.
Exploration at Cripple Creek and Victor continued to be encouraging, and at the Jerritt Canyon property was subject to a review with the joint venture partner. Exploration scope and funding at Jerritt Canyon have been increased as a result.
South America
These operations comprise AngloGold's 100% interest in the Morro Velho mines and the 50% interest in the Serra
Grande mines, both in Brazil, and the 46. 25% interest in Cerro Vanguardia in southern Argentina.
The three operations on this continent enjoyed an excellent quarter, outperforming in aggregate the previous quarter in respect of ounces produced and unit cash costs achieved. Average cash costs for the 112 000 attributable ounces produced were $122 per ounce. Outlook for the year indicates an above-target performance with the fourth quarter somewhat below this quarter's results.
Following a fundamental change in the mode of operation of the cyanide recovery circuit at Cerro Vanguardia in July, reagent usage at this plant has improved considerably - impacting positively on the cost profile at this operation. The high mill head grades enjoyed this year are not projected to continue at these levels into the year 2000, while efforts continue to remedy throughput constraints associated with the primary crushing section. In respect of the Senior Lender
Technical Completion Tests for Cerro Vanguardia all certificates, with the exception of the Legal Certificate, have been lodged with the senior lenders.
The safety performance at the three operations is under scrutiny with a total of seven minor disabling injuries being reported in the period.
Two joint venture agreements to pursue exploration prospects were announced during the quarter, one in Peru with
Solitaire Resources and the other in Ecuador with lamgold. Other exploration in South America continued as planned on the existing mine exploitation areas and elsewhere in Brazil and Argentina.

GOLD   MARKET
The end of the third quarter saw a sharp improvement in the gold market, reflected in a very welcome increase in the gold price. This change came after a quarter during which the market remained under pressure from negative sentiment and fears of continued official sector gold sales. The gold price slipped to a 20-year low of $251 per ounce and the average spot price of $259 per ounce for the quarter compared unfavourably with the average of $273 during the previous quarter. However, by mid-September, the market had consolidated around a price of $255. and fears of further downside price movement were being replaced by more positive views on gold. Subsequent events capitalised on this firmer sentiment and the improved circumstances in the market have carried over into October.
The market was helped in the first instance by growing evidence that the International Monetary Fund would fail in its proposal to sell some 10 million ounces of its total gold holdings of 100 million ounces as part of a debt relief package for Heavily Indebted Poor Countries. This led the Fund to seek other means of financing which would not require the sale of gold holdings, and by September alternative proposals had been tabled which would avoid the sale of gold. This news came in time to reassure the market for the second Bank of England gold auction on 21 September 1999. As a result, the market firmed around the time of the auction, and some market participants with short positions used the auction as an opportunity to buy back their short positions
However, the single determining event for the market during the past quarter was the announcement on the night of
Sunday, 26 September 1999 by the members of the European Central Bank, supported by the central banks of Britain and Switzerland, of a ceiling of 2 000 tonnes of gold sales by that group over the next five years. This includes all sales of gold already announced (specifically those by the United Kingdom and Switzerland). The announcement also indicated that those banks would not increase their lending of gold into the market during this period. It has since been established that the United States Federal Reserve and the Bank of Japan will subscribe to this capping of gold sales within the same limits announced. The positive effect on the market was immediate, and the price moved up within less than a week by some $80 per ounce, touching $340 per ounce early in October or over 30% above the low for the third quarter.
The extent of the price rise has been increased by uncertainty in the market as to the credit positions of a number of gold mining companies with large hedge positions in proportion to their production. The market remains volatile today at around $300 per ounce as it reflects the uncertainty over whether or not producers are likely to buy back parts of their forward price exposures.
The centra! bank announcement should be seen in the context of a dialogue between leading individuals in the official sector and major gold producers stretching back some two years. The announcement reflects the deep concern amongst many in the official sectors over negative speculation about official gold sales which has prevailed in the gold market in recent years, and a desire to eliminate that distortion from the gold market. In essence, the announcement mirrors what
AngloGold has believed for some time, that official sector holders of gold would always be responsible sellers in our market, and that no avalanche of official gold would overwhelm this market.
Looking forward, our market remains volatile, and we should expect continued interest in, and support for the metal.
There is a degree of uncertainty amongst market participants and a degree of disorder, particularly in the gold leasing market. However, we believe that this has been caused at least in part by some mismanagement of positions in this market, and, assuming that official gold lending continues at around current levels, the market should return to a more orderly state once current problems have been resolved by these affected participants. Should official lenders of gold materially reduce the amounts of gold that they are prepared to lend to this market, this would bring about a quite different situation and is likely to lead to further sharp rises in the gold price.
AngloGold's open hedge position at the end of the third quarter is summarised below. We believe that it was a correct decision on the part of AngloGold to remain out of the market during much of this past quarter, as we believed that the price had been unduly depressed by unjustified negative sentiment towards gold. It is worth noting that the company has removed all exposure to gold lending rates through to early 2000. Thereafter, we have only limited exposure to gold lending rates, and the overwhelming majority of the forward positions are based on the fixed forward prices. This has contributed substantially to the stability of our hedge position during the current volatile gold prices.

As at 30 September 1999, the company had outstanding the following net forward pricing commitments against future production, A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar exchange rate of R6. 00 available on 30 September
1999. The percentage of the sales priced in US dollars is shown below:
Kilograms
3 months ending
31 December 1999
12 months ending
31 December 2000
2001
2002
2003
2004
January 2005 - June 2009
The aggregate of US dollars priced contracts over the full duration of the hedge is 59%.
sold
49 589
93 808
80 978
67 177
37 910
24 627
74 536
Forward
price per                          Ounces
kilogram sold
  R
61 516
66 425
73 365
79 850
85 613
91 598
120 967

sold
000
1 594
3 0 1 6
2 604
2 160
1 219
792
2 396

Forward
price per
ounce sold
$
317
331
343
345
342
337
359

Percentage of
positions
priced in US$
22
59
58
52
74
81
76
The net present value of all hedge transactions making up the hedge positions in the above table was R624 million ($104 million) as at 30 September 1999. The value was based on a gold price of $301 per ounce, an exchange rate of R/$6. 00 and the prevailing market interest rates and volatilities at the time.
As at 27 October 1999, the net present value of the hedge book was R840 million ($140 million), based on a gold price of $292. 1 per ounce, an exchange rate of R/$6. 15 and the prevailing market interest rates and volatilities at the time.

1.    The financial results have been prepared in accordance with International Accounting Standards.  All figures are unaudited.
In line with profit from sales of uranium and acid, profit from sales of the by-product silver, is now set off against cash costs, in accordance with the Gold Institute definition,
The comparative figures for the previous two quarters of 1999 and the corresponding nine months to 30 September
1998 have been restated accordingly.
2.    AngloGold has acquired the balance of 30% interest in the Navachab Joint Venture held by third parties with effect from 30 April 1999, for a consideration of R30. 0 million. The results for the current quarter therefore represent 100%
of the Joint Venture operations. Comparative figures for the previous quarter which are immaterial have not been restated.
3.     On 11 October 1999 it was announced that AngloGold had launched a bid to acquire the entire issued share capital of Acacia Resources Limited, a gold company operating in Australia.
4.     During the quarter 56 150 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30 September 1999 to 97 923 249.
5.     Earnings per share have been calculated using a weighted average number of ordinary shares in issue.
6.     Interim dividend No. 86 of 900 South African cents per share was paid to registered shareholders on 23 September
1999. The dividend was paid to holders of American Depositary Shares (ADS) on 4 October 1999 at the rate of
74. 07 US cents per ADS.
7.     Orders placed and outstanding on capital contracts as at 30 September 1999 totalled R404. 0 million, equivalent to
US$67. 2 million at the rate of exchange ruling on that date.
By order of the Board
N. F. OPPENHEIMER                                                                                                                                         R. M. GODSELL
Chairman                                                                                                                                                         Chief Executive Officer
28 October 1999

GROUP BALANCE SHEET
Prepared in accordance with International Accounting Standards
September 1998
June 1999
September 1999
September 1999
June 1999
September 1998
US Dollar million
SA Rand million
ASSETS
Non-current assets
1 958.7

2 435.3

2 458.4

Mining assets
14 768.4

14 699.1

11 562.4

-

 144.6

 138.1

Goodwill
 829.6

 872.8

-

 120.4

 10.9

 10.9

Investments
 65.6

 65.4

 710.8

 84.3

 58.8

 59.4

Long-term loans - unsecured
 357.0

 354.9

 497.4

2 163.4

2 649.6

2 666.8

16 020.6

15 992.2

12 770.6

Current assets
 149.7

 173.1

 167.3

Inventories
1 005.1

1 045.0

 883.5

 140.2

 165.7

 191.2

Trade and other receivables
1 148.9

1 000.3

 827.8

-

 21.2

 21.2

Current portion of loans advanced
 127.1

 127.7

-

 178.5

 484.3

 470.8

Cash and cash equivalents
2 828.3

2 923.0

1 053.7

 468.4

 844.3

 850.5

5 109.4

5 096.0

2 765.0

2 631.8

3 493.9

3 517.3

Total assets
21 130.0

21 088.2

15 535.6

EQUITY AND LIABILITIES
Capital and reserves
 901.6

 872.9

 878.9

Share capital and premium
5 279.8

5 268.8

5 322.3

 19.6

 25.7

 26.0

Non-distributable reserve
 156.3

 155.0

 115.9

 290.3

 364.1

 450.2

Retained earnings
2 704.7

2 197.6

1 713.7

1 211.5

1 262.7

1 355.1

Shareholders' equity
8 140.8

7 621.4

7 151.9

-

 28.2

 26.3

Minority interests
 158.0

 170.2

-

1 211.5

1 290.9

1 381.4

8 298.8

7 791.6

7 151.9

Non-current liabilities
 185.5

 714.3

 704.5

Borrowings
4 232.6

4 311.3

1 095.0

-

 16.6

 15.8

Debentures
 95.1

 99.9

-

 202.1

 293.4

 290.2

Other long-term liabilities
1 743.1

1 771.0

1 192.9

 714.4

 664.8

 667.6

Deferred taxation
4 010.5

4 012.3

4 217.2

1 102.0

1 689.1

1 678.1

10 081.3

10 194.5

6 505.1

Current liabilities
 240.4

 218.9

 281.0

Trade and other payables
1 687.8

1 321.5

1 418.6

-

 94.0

 107.9

Current portion of borrowings
 648.0

 567.3

-

 77.9

 55.1

 68.9

Taxation
 414.1

 332.5

 460.0

-

 145.9

-

Dividends
-

 880.8

-

 318.3

 513.9

 457.8

2 749.9

3 102.1

1 878.6

2 631.8

3 493.9

3 517.3

Total equity and liabilities
21 130.0
"The results have been prepared in accordance with International Accounting Standards."
21 088.2

15 535.6

GROUP CASH FLOW STATEMENT
Nine months
Nine months
Quarter
Prepared in accordance with International Accounting Standards
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
September
September
September
September
September
September
1998
1999
1999
1999
1999
1998
US Dollar million
SA Rand million
Cash flows from operating activities
 328.3

 486.6

 206.7

Cash generated from operations
1 256.6

2 964.4

1 816.3

 22.9

 46.6

 16.0

Interest received
 97.6

 284.8

 124.7

(3.7)

(35.3)

(15.5)

Interest paid
(94.1)

(215.7)

(19.1)

 7.4

 5.8

 0.1

Dividends received
 0.4

 35.2

 38.0

(275.1)

(273.5)

(144.7)

Dividends paid
(880.8)

(1 663.6)

(1 411.1)

(58.9)

(83.0)

(15.2)

Mining and normal taxation paid
(92.2)

(505.1)

(302.3)

 20.9

 147.2

 47.4

Net cash inflow from operating activities
 287.5

 900.0

 246.5

Cash flows from investing activities
(134.8)

(145.5)

(53.6)

Purchase of mining assets
(326.5)

(884.9)

(691.4)

 76.6

-

-

Proceeds from sale of mining assets
-

-

 393.0

 7.4

 1.3

-

Investments acquired
 0.1

 7.9

(24.6)

-

(471.9)

(4.9)

Net acquisition of subsidiaries
(30.0)

(2 870.5)

-

 7.4

 216.4

-

Proceeds from sale of investments
-

1 316.5

 37.9

(43.4)

(399.7)

(58.5)

Net cash outflow from investing activities
(356.4)

(2 431.0)

(285.1)

Cash flows from financing activities
-

 2.4

 1.9

Proceeds from issue of share capital
 11.7

 14.6

-

(5.7)

(0.4)

(0.1)

Formation and share issue expenses
(0.7)

(2.5)

(29.3)

 8.9

 517.0

 2.8

Proceeds from borrowings
 16.9

3 144.5

 45.8

(11.3)

(46.2)

(14.0)

Repayment of borrowings
(85.0)

(281.1)

(58.0)

-

 15.6

 0.6

Repayment on loans advanced
 3.9

 94.6

-

(8.1)

 488.4

(8.8)

Net cash (outflow) / inflow from financing activities
(53.2)

2 970.1

(41.5)

(30.6)

 235.9

(19.9)

Net (decrease) increase in cash and cash equivalents
(122.1)

1 439.1

(80.1)

(30.0)

(19.7)

 6.4

Translation adjustment
 27.4

(108.1)

(30.7)

 239.1

 254.6

 484.3

Opening cash and cash equivalents
2 923.0

1 497.3

1 164.5

 178.5

 470.8

 470.8

Closing cash and cash equivalents
2 828.3

2 828.3

1 053.7

Note to the Cash Flow Statement
Cash generated from operations
 306.3

 350.5

 115.6

Profit on ordinary activities before taxation
 703.4

2 134.7

1 606.1

Adjusted for:
 110.7

 137.7

 46.6

Amortisation of mining assets
 283.3

 840.3

 598.9

 0.1

 5.1

 2.7

Non-cash movements
 16.2

 31.3

 12.9

 10.8

-

-

Loss on sale of mining assets
-

-

 117.2

(42.0)

(7.1)

-

Income from associates
-

(43.3)

(216.5)

(22.9)

(46.6)

(16.0)

Interest received
(97.6)

(284.8)

(124.7)

(2.3)

(0.4)

(0.1)

Dividends received
(0.4)

(2.4)

(11.7)

 3.7

 35.3

 15.5

Interest paid
 94.1

 215.7

 19.1

(36.1)

 12.1

 42.4

Movement in working capital
 257.6

 72.9

(185.0)

 328.3

 486.6

 206.7

1 256.6

2 964.4

1 816.3

The following analyses the movement in working capital:
 14.8

 10.3

 6.6

Decrease in inventories
 39.9

 62.4

 75.7

(35.4)

(4.6)

(24.4)

Increase in trade and other receivables
(148.6)

(28.2)

(181.4)

(15.5)

 6.4

 60.2

Increase / (decrease) in trade and other payables
 366.3

 38.7

(79.3)

(36.1)

 12.1

 42.4

 257.6
"The results have been prepared in accordance with International Accounting Standards."
 72.9

(185.0)

GROUP OPERATING RESULTS
Prepared in accordance with International Accounting Standards
Statistics are shown in metric units and financial figures in South African rand.
Issued Capital:
97 923 249 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
September
June
September
September
1999
1999
1999
1998
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
5 247

5 309

15 943

16 871

- waste
 155

 142

 467

 168

- total
5 401

5 451

16 409

17 039

Yield
- g/t
- reef
 8.46

 8.26

 8.32

 8.12

- waste
 0.83

 1.13

 0.87

 0.99

- average
 8.24

 8.07

 8.11

 8.05

Gold produced
- kg
- reef
44 371

43 848

132 625

137 062

- waste
 128

 160

 408

 166

- total
44 499

44 008

133 033

137 228

PRODUCTIVITY
g/employee
- target
 225

 220

 222

 169

- actual
 220

 209

 212

 174

SURFACE AND  DUMP RECLAMATION
Tonnes treated
- 000
13 451

13 929

41 203

43 206

Yield
- g/t
 0.31

 0.29

 0.29

 0.30

Gold produced
- kg
4 113

4 091

12 045

12 859

OPEN-PIT OPERATIONS
Tonnes mined
- 000
12 399

12 113

36 683

5 320

Stripping ratio
- t(mined-treated)
 /t treated
 2.30

 2.59

 2.50

 1.53

Tonnes treated
- 000
3 756

3 372

10 478

2 100

Yield
- g/t
 1.79

 1.58

 1.66

 2.55

Gold produced
- kg
6 725

5 339

17 410

5 348

TOTAL
Gold produced
- kg
55 337

53 438

162 487

155 435

Revenue - R/kg sold
- (excluding accelerated hedge)
61 589

61 590

61 294

55 900

- (including accelerated hedge)
61 754

61 841

61 489

57 951

Cash costs
- R/kg produced
40 823

41 314

40 936

39 798

Total production costs
- R/kg produced
46 714

46 968

46 716

46 060

GROUP OPERATING RESULTS
Prepared in accordance with International Accounting Standards
Statistics are shown in imperial units and financial figures in US dollars.
Issued Capital:
97 923 249 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
September
June
September
September
1999
1999
1999
1998
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
5 784

5 851

17 574

18 597

- waste
 171

 155

 514

 186

- total
5 955

6 006

18 088

18 783

Yield
- oz/t
- reef
 0.247

 0.241

 0.243

 0.237

- waste
 0.024

 0.033

 0.025

 0.029

- average
 0.240

 0.235

 0.236

 0.235

Gold produced
- oz 000
- reef
1 426

1 410

4 264

4 406

- waste
 4

 5

 13

 5

- total
1 430

1 415

4 277

4 411

PRODUCTIVITY
oz/employee
- target
 7.24

 7.08

 7.13

 5.43

- actual
 7.07

 6.71

 6.81

 5.59

SURFACE AND  DUMP RECLAMATION
Tons treated
- 000
14 828

15 355

45 419

47 627

Yield
- oz/t
 0.009

 0.009

 0.009

 0.009

Gold produced
- oz 000
 133

 130

 387

 414

OPEN-PIT OPERATIONS
Tons mined
- 000
13 667

13 353

40 435

5 864

Stripping ratio
- t(mined-treated)
 /t treated
 2.30

 2.59

 2.50

 1.53

Tons treated
- 000
4 140

3 717

11 550

2 315

Yield
- oz/t
 0.052

 0.046

 0.048

 0.074

Gold produced
- oz 000
 216

 172

 560

 173

TOTAL
Gold produced
- oz 000
1 779

1 717

5 224

4 998

Revenue - $/oz  sold
- (excluding accelerated hedge)
 315

 313

 312

 321

- (including accelerated hedge)
 316

 314

 313

 334

Cash costs
- $/ounce produced
 209

 210

 209

 229

Total production costs
- $/ounce produced
 239

 239

 238

 271

Rand/US Dollar average exchange rate
 6.09

 6.13

 6.10

 5.40

GROUP FINANCIAL RESULTS
Prepared in accordance with International Accounting Standards
SA Rand million
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
September
June
September
September
1999
1999
1999
1998
Turnover
3 558.0

3 427.1

10 374.2

9 208.5

Gold revenue
3 452.7

3 339.0

10 109.1

9 036.6

Normal
3 443.5

3 325.6

10 077.3

8 716.9

Accelerated hedge
 9.2

 13.4

 31.8

 319.7

Cost of sales
2 615.4

2 538.7

7 691.7

7 255.1

Cash costs
2 283.7

2 229.4

6 715.8

6 186.0

Retrenchment costs
 9.1

 13.4

 31.7

 319.8

Rehabilitation and other non cash costs
 38.1

 24.6

 88.7

 54.5

Production costs
2 330.9

2 267.4

6 836.2

6 560.3

Amortisation of mining assets
 283.3

 273.3

 840.3

 598.9

Total production costs
2 614.2

2 540.7

7 676.5

7 159.2

Inventory change
 1.2

(2.0)

 15.2

 95.9

Operating profit
 837.3

 800.3

2 417.4

1 781.5

Corporate administration and other expenses
 66.3

 63.7

 194.2

 226.2

Research and development
 11.4

 10.9

 29.8

 13.7

Exploration costs
 60.1

 57.0

 173.5

 152.1

Profit from operations
 699.5

 668.7

2 019.9

1 389.5

 Interest paid
 94.1

 92.8

 215.7

 19.1

 Interest receivable
 97.6

 109.3

 284.8

 124.7

 Income from associates
-

-

 43.3

 216.5

 Dividends received
 0.4

 0.6

 2.4

 11.7

 Loss on sale of mining assets
-

-

-

(117.2)

Profit on ordinary activities before taxation
 703.4

 685.8

2 134.7

1 606.1

 Taxation
 172.7

 176.6

 131.2

 369.4

 Normal taxation
 173.8

 155.5

 560.0

 660.7

 Deferred taxation
- current
(1.1)

 21.1

 31.1

(291.3)

- rate change
-

-

(459.9)

-

Profit on ordinary activities after taxation
 530.7

 509.2

2 003.5

1 236.7

 Profit on sale of associate
-

 543.2

 543.2

-

 Goodwill written off
 32.0

 33.1

 406.8

-

 Minority interest
 5.5

 1.8

 17.7

-

Profit attributable to ordinary shareholders
 493.2

1 017.5

2 122.2

1 236.7

Attributable earnings
 - cents per share
  504

 1 040

 2 168

 1 264

Headline earnings
 - Rm
 525.2

 507.4

1 985.8

1 024.3

 - cents per share
  537

  519

 2 029

 1 047

Headline earnings before deferred tax
 rate adjustment
 - Rm
 525.2

 507.4

1 525.9

1 024.3

 - cents per share
  537

  519

 1 559

 1 047

Dividends
 - Rm
 880.8

 729.3

 - cents per share
  900

  750

Capital expenditure
 - mining direct
 303.1

 268.8

 801.0

 664.5

 - other
 23.4

 37.2

 83.9

 26.9

 - recoupments
-

-

-

(393.0)

Net capital expenditure
 326.5

 306.0

 884.9

 298.4

GROUP FINANCIAL RESULTS
Prepared in accordance with International Accounting Standards
US Dollar million
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
September
June
September
September
1999
1999
1999
1998
Turnover
 584.7

 559.5

1 699.6

1 705.9

Gold revenue
 567.3

 545.1

1 656.1

1 673.4

Normal
 565.8

 542.9

1 650.9

1 610.1

Accelerated hedge
 1.5

 2.2

 5.2

 63.3

Cost of sales
 429.7

 414.4

1 260.2

1 347.5

Cash costs
 375.3

 363.9

1 100.4

1 145.7

Retrenchment costs
 1.5

 2.2

 5.2

 63.2

Rehabilitation and other non cash costs
 6.1

 4.0

 14.4

 8.8

Production costs
 382.9

 370.1

1 120.0

1 217.7

Amortisation of mining assets
 46.6

 44.6

 137.7

 110.7

Total production costs
 429.5

 414.7

1 257.7

1 328.4

Inventory change
 0.2

(0.3)

 2.5

 19.1

Operating profit
 137.6

 130.7

 395.9

 325.9

Corporate administration and other expenses
 10.8

 10.3

 30.9

 42.0

Research and development
 1.9

 1.8

 4.9

 2.4

Exploration costs
 9.9

 9.3

 28.4

 27.9

Profit from operations
 115.0

 109.3

 331.7

 253.6

Interest paid
 15.5

 15.2

 35.3

 3.7

Interest receivable
 16.0

 17.8

 46.6

 22.9

Income from associates
-

-

 7.1

 42.0

Dividends received
 0.1

 0.1

 0.4

 2.3

 Loss on sale of mining assets
-

-

-

(10.8)

Profit on ordinary activities before taxation
 115.6

 112.0

 350.5

 306.3

Taxation
 28.4

 28.9

 21.5

 70.7

Normal taxation
 28.5

 25.4

 91.7

 120.2

Deferred taxation
- current
(0.1)

 3.5

 5.2

(49.5)

- rate change
-

-

(75.4)

-

Profit on ordinary activities after taxation
 87.2

 83.1

 329.0

 235.6

 Profit on sale of associate
-

 88.7

 88.7

-

Goodwill written off
 5.3

 5.4

 66.7

-

Minority interest
 0.9

 0.3

 2.9

-

Profit attributable to ordinary shareholders
 81.0

 166.1

 348.1

 235.6

Attributable earnings
 - cents per share
 83

 170

 356

 241

Headline earnings
 - $m
 86.3

 82.8

 326.1

 188.7

 - cents per share
 88

 85

 333

 193

Headline earnings before deferred  tax
 rate adjustment
 - $m
 86.3

 82.8

 250.7

 188.7

 - cents per share
 88

 85

 256

 193

Dividends
 - $m
 145.9

 123.5

 - cents per share
 149

 127

Capital expenditure
 - mining direct
 49.9

 43.8

 131.3

 122.5

 - other
 3.8

 6.1

 13.7

 5.0

 - recoupments
-

-

-

(71.4)

Net capital expenditure
 53.7

 49.9

 145.0

 56.1

SOUTH AFRICAN OPERATIONS
VAAL RIVER
Great Noligwa Mine
Prepared in accordance with International
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
Accounting Standards.
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 116

 101

 322

1 249

1 087

3 466

Milled - 000
- tonnes
/
- tons
- reef
 627

 573

1 827

 691

 632

2 014

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
 627

 573

1 827

 691

 632

2 014

Yield
- g/t
/
- oz/t
- reef
 12.59

 13.17

 13.23

 0.367

 0.384

 0.386

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
 12.59

 13.17

 13.23

 0.367

 0.384

 0.386

Gold produced
- kg
/
- oz 000
- reef
7 893

7 546

24 174

 254

 242

 777

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
7 893

7 546

24 174

 254

 242

 777

Revenue
- R/kg
/
- $/oz
- sold
61 739

61 668

61 481

 316

 313

 313

Cash costs
- R
/
- $
- ton milled
 383

 379

 371

 57

 56

 55

- R/kg
/
- $/oz
- produced
30 413

28 768

28 058

 155

 146

 143

PRODUCTIVITY
per employee
- g
/
- oz
- target
 253

 253

 259

 8.13

 8.13

 8.33

- actual
 254

 241

 256

 8.17

 7.75

 8.23

per employee
- m2
/
- ft2
- target
 3.75

 3.55

 3.60

 40.36

 38.21

 38.75

- actual
 3.74

 3.22

 3.42

 40.26

 34.66

 36.81

FINANCIAL RESULTS ( MILLION)
Gold normal revenue
 486.1

 464.1

1 483.1

 79.9

 75.8

 243.0

Accelerated hedge revenue
 1.2

 1.2

 3.1

 0.2

 0.2

 0.5

Total gold revenue
 487.3

 465.3

1 486.2

 80.1

 76.0

 243.5

Cost of sales
 275.8

 253.1

 782.7

 45.4

 41.4

 128.3

Cash costs
 240.1

 217.1

 678.3

 39.4

 35.5

 111.1

Retrenchment costs
 1.3

 1.2

 3.2

 0.2

 0.2

 0.5

Rehabilitation costs
 1.2

 0.6

 3.0

 0.2

 0.1

 0.5

Other non-cash costs
 1.0

 0.9

 3.1

 0.3

 0.2

 0.7

Production costs
 243.6

 219.8

 687.6

 40.1

 36.0

 112.8

Amortisation costs
 32.2

 30.2

 94.2

 5.3

 4.9

 15.4

Inventory change
-

 3.1

 0.9

-

 0.5

 0.1

Profit from operations
 211.5

 212.2

 703.5

 34.7

 34.6

 115.2

Capital expenditure
- mining direct
 8.1

 6.8

 16.7

 1.3

 1.1

 2.8

- other
(0.1)

 0.6

-

-

 0.1

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 8.0

 7.4

 16.7

 1.3

 1.2

 2.8

Kopanang Mine
Tau Lekoa Mine
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 115

 105

 324

1 238

1 131

3 488

 98

 89

 271

1 055

 958

2 917

 533

 518

1 594

 587

 571

1 757

 482

 532

1 462

 532

 586

1 612

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 533

 518

1 594

 587

 571

1 757

 482

 532

1 462

 532

 586

1 612

 7.75

 6.90

 7.68

 0.226

 0.201

 0.224

 5.05

 4.64

 4.95

 0.147

 0.135

 0.144

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 7.75

 6.90

 7.68

 0.226

 0.201

 0.224

 5.05

 4.64

 4.95

 0.147

 0.135

 0.144

4 132

3 575

12 246

 133

 115

 394

2 436

2 470

7 243

 78

 80

 233

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

4 132

3 575

12 246

 133

 115

 394

2 436

2 470

7 243

 78

 80

 233

61 907

61 690

61 566

 316

 313

 314

61 771

61 699

61 592

 316

 313

 314

 323

 344

 333

 48

 51

 49

 226

 225

 232

 34

 33

 34

41 625

49 890

43 281

 213

 253

 221

44 651

48 355

46 796

 228

 246

 238

 160

 150

 157

 5.14

 4.82

 5.05

 174

 170

 167

 5.59

 5.47

 5.37

 172

 150

 171

 5.53

 4.82

 5.50

 184

 185

 182

 5.92

 5.95

 5.85

 4.48

 4.23

 4.32

 48.22

 45.53

 46.50

 7.12

 7.13

 6.88

 76.64

 76.75

 74.06

 4.80

 4.42

 4.54

 51.67

 47.58

 48.87

 7.35

 6.68

 6.79

 79.11

 71.90

 73.09

 254.4

 219.9

 751.2

 41.8

 35.9

 123.1

 150.0

 151.9

 444.4

 24.6

 24.8

 72.8

 1.4

 0.6

 2.7

 0.2

 0.1

 0.4

 0.5

 0.4

 1.6

 0.1

 0.1

 0.3

 255.8

 220.5

 753.9

 42.0

 36.0

 123.5

 150.5

 152.3

 446.0

 24.7

 24.9

 73.1

 185.5

 190.7

 567.9

 30.5

 31.1

 93.0

 132.9

 143.0

 407.7

 21.8

 23.4

 66.8

 172.0

 178.3

 530.0

 28.2

 29.2

 86.8

 108.7

 119.5

 338.9

 17.9

 19.5

 55.5

 1.4

 0.6

 2.7

 0.2

 0.1

 0.4

 0.5

 0.4

 1.6

 0.1

 0.1

 0.3

 1.7

 0.3

 2.6

 0.3

-

 0.4

 1.9

 0.2

 2.4

 0.3

-

 0.4

 0.7

 0.8

 2.2

 0.2

-

 0.4

 0.7

 0.6

 1.7

-

 0.1

 0.2

 175.8

 180.0

 537.5

 28.9

 29.3

 88.0

 111.8

 120.7

 344.6

 18.3

 19.7

 56.4

 9.7

 9.1

 30.0

 1.6

 1.5

 4.9

 21.1

 21.3

 62.7

 3.5

 3.5

 10.3

-

 1.6

 0.4

-

 0.3

 0.1

-

 1.0

 0.4

-

 0.2

 0.1

 70.3

 29.8

 186.0

 11.5

 4.9

 30.5

 17.6

 9.3

 38.3

 2.9

 1.5

 6.3

-

 0.1

 0.1

-

-

-

 0.1

-

(0.1)

-

-

-

(0.3)

-

(0.3)

-

-

-

(0.1)

-

(0.1)

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

(0.3)

 0.1

(0.2)

-

-

-

-

-

(0.2)

-

-

-

VAAL RIVER
Surface Operations
Prepared in accordance with International
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
Accounting Standards.
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes
/
- tons
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
1 402

1 249

3 877

1 546

1 377

4 274

 - total
1 402

1 249

3 877

1 546

1 377

4 274

Yield
- g/t
/
- oz/t
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
 0.47

 0.49

 0.49

 0.014

 0.014

 0.014

 - average
 0.47

 0.49

 0.49

 0.014

 0.014

 0.014

Gold produced
- kg
/
- oz 000
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
 660

 607

1 882

 22

 19

 61

 - total
 660

 607

1 882

 22

 19

 61

Revenue
- R/kg
/
- $/oz
- sold
61 583

61 537

61 394

 315

 313

 313

Cash costs
- R
/
- $
- ton milled
 18

 17

 18

 3

 3

 3

- R/kg
/
- $/oz
- produced
37 600

35 862

36 630

 192

 182

 187

PRODUCTIVITY
per employee
- g
/
- oz
- target
 332

 362

 351

 10.67

 11.64

 11.28

- actual
 342

 318

 326

 11.00

 10.22

 10.48

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS ( MILLION)
Gold normal revenue
 40.6

 37.4

 115.5

 6.6

 6.1

 18.9

Accelerated hedge revenue
-

-

-

-

-

-

Total gold revenue
 40.6

 37.4

 115.5

 6.6

 6.1

 18.9

Cost of sales
 24.9

 21.9

 69.2

 4.0

 3.6

 11.3

Cash costs
 24.8

 21.7

 68.9

 4.0

 3.6

 11.3

Retrenchment costs
-

-

-

-

-

-

Rehabilitation costs
-

-

-

-

-

-

Other non-cash costs
 0.1

 0.2

 0.3

-

-

-

Production costs
 24.9

 21.9

 69.2

 4.0

 3.6

 11.3

Amortisation costs
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Profit from operations
 15.7

 15.5

 46.3

 2.6

 2.5

 7.6

Capital expenditure
Moab Khotsong Mine
- mining direct
 78.1

 77.1

 230.4

 12.8

 12.6

 37.7

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 78.1

 77.1

 230.4

 12.8

 12.6

 37.7

ERGO
Ergo
Prepared in accordance with International
Quarter
Quarter Nine months
Quarter
Quarter Nine months
Accounting Standards.
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes
/
- tons
- 000
11 039

11 801

34 817

12 168

13 009

38 379

Yield
- g/t
/
- oz/t
 0.23

 0.22

 0.22

 0.007

 0.007

 0.007

Gold produced
- kg
/
- oz 000
2 489

2 637

7 760

 80

 84

 249

Revenue
- R/kg
/
- $/oz
- sold
61 661

61 601

61 446

 315

 313

 313

Cash costs
- R
/
- $
- ton treated
 11

 11

 11

 2

 2

 2

- R/kg
/
- $/oz
- produced
49 581

50 199

49 746

 253

 255

 253

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 153.3

 162.1

 476.1

 25.2

 26.4

 78.0

Accelerated hedge revenue
 0.2

 0.3

 0.7

-

-

-

Total gold revenue
 153.5

 162.4

 476.8

 25.2

 26.4

 78.0

Cost of sales
 136.3

 156.3

 442.8

 22.2

 25.5

 72.4

Cash costs
 123.4

 132.4

 386.0

 20.2

 21.7

 63.2

Retrenchment costs
 0.2

 0.3

 0.7

-

-

-

Rehabilitation costs
(4.7)

 1.2

(2.3)

(0.8)

 0.2

(0.4)

Other non-cash costs
 0.8

 1.1

 3.1

 0.1

 0.1

 0.6

Production costs
 119.7

 135.0

 387.5

 19.5

 22.0

 63.4

Amortisation costs
 16.6

 18.8

 53.8

 2.7

 3.1

 8.8

Inventory change
-

 2.5

 1.5

-

 0.4

 0.2

Profit from operations
 17.2

 6.1

 34.0

 3.0

 0.9

 5.6

Capital expenditure
(0.2)

 1.3

 3.2

-

 0.2

 0.6

FREE STATE
Bambanani Mine
Prepared in accordance with International
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
Accounting Standards.
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 75

 84

 246

 809

 901

2 646

Milled - 000
- tonnes
/
- tons
- reef
 461

 516

1 518

 508

 569

1 673

- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - total
 461

 516

1 518

 508

 569

1 673

Yield
- g/t
/
- oz/t
- reef
 8.06

 7.50

 7.69

 0.235

 0.219

 0.224

- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - average
 8.06

 7.50

 7.69

 0.235

 0.219

 0.224

Gold produced
- kg
/
- oz 000
- reef
3 717

3 870

11 681

 120

 124

 376

- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - total
3 717

3 870

11 681

 120

 124

 376

Revenue
- R/kg
/
- $/oz
- sold
61 815

61 790

61 620

 316

 314

 314

Cash costs
- R
/
- $
- ton milled
 407

 352

 363

 61

 52

 54

- R/kg
/
- $/oz
- produced
50 428

46 884

47 173

 258

 238

 240

PRODUCTIVITY
per employee
- g
/
- oz
- target
 184

 178

 179

 5.92

 5.72

 5.75

- actual
 166

 170

 172

 5.34

 5.47

 5.53

per employee
- m2
/
- ft2
- target
 4.02

 3.91

 3.94

 43.27

 42.09

 42.41

- actual
 3.37

 3.69

 3.61

 36.27

 39.72

 38.86

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 228.9

 238.0

 716.7

 37.6

 38.9

 117.4

Accelerated hedge revenue
 0.9

 1.1

 3.1

 0.1

 0.2

 0.5

Total gold revenue
 229.8

 239.1

 719.8

 37.7

 39.1

 117.9

Cost of sales
 202.1

 192.8

 595.6

 33.2

 31.5

 97.6

Cash costs
 187.4

 181.5

 551.0

 30.8

 29.6

 90.3

Retrenchment costs
 0.9

 1.1

 3.1

 0.1

 0.2

 0.5

Rehabilitation costs
 2.8

 0.3

 2.4

 0.5

-

 0.4

Other non-cash costs
 1.1

 1.0

 3.6

 0.1

 0.3

 0.6

Production costs
 192.2

 183.9

 560.1

 31.5

 30.1

 91.8

Amortisation costs
 9.9

 9.8

 29.7

 1.7

 1.6

 4.9

Inventory change
-

(0.9)

 5.8

-

(0.2)

 0.9

Profit from operations
 27.7

 46.3

 124.2

 4.5

 7.6

 20.3

Capital expenditure
- mining direct
 8.8

 6.4

 22.1

 1.4

 1.1

 3.6

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 8.8

 6.4

 22.1

 1.4

 1.1

 3.6

Tshepong Mine
Matjhabeng Mine
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 96

 94

 275

1 033

1 012

2 960

 69

 76

 250

 743

 818

2 691

 331

 327

 960

 365

 360

1 058

 347

 347

1 164

 382

 383

1 283

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 331

 327

 960

 365

 360

1 058

 347

 347

1 164

 382

 383

1 283

 8.00

 8.19

 8.15

 0.233

 0.239

 0.238

 6.54

 6.97

 7.00

 0.191

 0.203

 0.204

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 8.00

 8.19

 8.15

 0.233

 0.239

 0.238

 6.54

 6.97

 7.00

 0.191

 0.203

 0.204

2 647

2 679

7 828

 85

 87

 252

2 270

2 417

8 152

 73

 78

 262

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

2 647

2 679

7 828

 85

 87

 252

2 270

2 417

8 152

 73

 78

 262

61 680

62 165

61 847

 315

 316

 315

62 482

63 497

62 155

 319

 322

 317

 370

 354

 369

 55

 53

 55

 494

 496

 455

 74

 73

 68

46 260

43 263

45 260

 236

 220

 231

75 473

71 253

65 022

 386

 362

 331

 150

 148

 152

 4.82

 4.76

 4.89

 151

 143

 142

 4.85

 4.60

 4.57

 175

 177

 170

 5.63

 5.69

 5.47

 87

 90

 101

 2.80

 2.89

 3.25

 5.80

 5.63

 5.72

 62.43

 60.60

 61.57

 4.05

 3.94

 3.97

 43.59

 42.41

 42.73

 6.35

 6.21

 5.98

 68.35

 66.84

 64.37

 2.63

 2.83

 3.10

 28.31

 30.46

 33.37

 163.0

 164.9

 480.5

 26.8

 26.9

 78.7

 139.8

 148.6

 499.8

 23.0

 24.3

 81.9

 0.2

 1.7

 3.6

-

 0.3

 0.6

 2.1

 4.8

 6.9

 0.3

 0.8

 1.1

 163.2

 166.6

 484.1

 26.8

 27.2

 79.3

 141.9

 153.4

 506.7

 23.3

 25.1

 83.0

 143.7

 136.5

 419.5

 23.6

 22.3

 68.7

 177.9

 180.0

 554.0

 29.3

 29.4

 90.8

 122.5

 115.9

 354.3

 20.1

 18.9

 58.0

 171.4

 172.2

 530.1

 28.1

 28.1

 86.8

 0.3

 1.7

 3.7

-

 0.3

 0.6

 2.0

 4.8

 6.8

 0.3

 0.8

 1.1

 1.9

 0.2

 1.7

 0.3

 0.1

 0.3

 1.4

 0.3

 1.2

 0.2

 0.1

 0.2

 0.7

 0.9

 2.4

 0.2

 0.1

 0.4

 1.0

 0.7

 2.9

 0.4

-

 0.6

 125.4

 118.7

 362.1

 20.6

 19.4

 59.3

 175.8

 178.0

 541.0

 29.0

 29.0

 88.7

 18.3

 18.5

 53.8

 3.0

 3.0

 8.8

 2.1

 2.6

 7.9

 0.3

 0.5

 1.3

-

(0.7)

 3.6

-

(0.1)

 0.6

-

(0.6)

 5.1

-

(0.1)

 0.8

 19.5

 30.1

 64.6

 3.2

 4.9

 10.6

(36.0)

(26.6)

(47.3)

(6.0)

(4.3)

(7.8)

-

-

-

-

-

-

 10.4

 4.8

 15.3

 1.7

 0.8

 2.5

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 10.4

 4.8

 15.3

 1.7

 0.8

 2.5

FREE STATE
Surface Operations
Prepared in accordance with International
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
Accounting Standards.
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes
/
- tons
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
1 010

 879

2 509

1 114

 969

2 766

 - total
1 010

 879

2 509

1 114

 969

2 766

Yield
- g/t
/
- oz/t
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
 0.95

 0.96

 0.96

 0.028

 0.028

 0.028

 - average
 0.95

 0.96

 0.96

 0.028

 0.028

 0.028

Gold produced
- kg
/
- oz 000
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
 964

 847

2 403

 31

 27

 77

 - total
 964

 847

2 403

 31

 27

 77

Revenue
- R/kg
/
- $/oz
- sold
61 581

61 511

61 414

 315

 312

 313

Cash costs
- R
/
- $
- ton milled
 43

 47

 44

 6

 7

 7

- R/kg
/
- $/oz
- produced
44 902

48 543

46 395

 230

 247

 236

PRODUCTIVITY
per employee
- g
/
- oz
- target
 221

 180

 193

 7.11

 5.79

 6.21

- actual
 373

 332

 307

 11.99

 10.67

 9.87

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 59.4

 52.1

 147.6

 9.8

 8.5

 24.2

Accelerated hedge revenue
-

-

-

-

-

-

Total gold revenue
 59.4

 52.1

 147.6

 9.8

 8.5

 24.2

Cost of sales
 45.0

 41.5

 115.0

 7.4

 6.8

 18.9

Cash costs
 43.3

 41.1

 111.5

 7.2

 6.7

 18.3

Retrenchment costs
-

-

-

-

-

-

Rehabilitation costs
 0.8

-

 0.7

 0.1

-

 0.1

Other non-cash costs
 0.3

 0.1

 0.6

-

-

 0.2

Production costs
 44.4

 41.2

 112.8

 7.3

 6.7

 18.6

Amortisation costs
 0.6

 0.5

 1.4

 0.1

 0.1

 0.2

Inventory change
-

(0.2)

 0.8

-

-

 0.1

Profit from operations
 14.4

 10.6

 32.6

 2.4

 1.7

 5.3

Capital expenditure
- mining direct
-

 0.2

 0.2

-

-

-

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
-

 0.2

 0.2

-

-

-

Joel Mine
Quarter
Quarter Nine months
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
 73

 69

 205

 788

 743

2 209

 348

 324

 983

 384

 357

1 084

 18

 13

 81

 20

 14

 89

-

-

-

-

-

-

 366

 337

1 064

 404

 371

1 173

 5.85

 5.62

 5.89

 0.171

 0.164

 0.172

 0.79

 0.85

 0.68

 0.023

 0.025

 0.020

-

-

-

-

-

-

 5.61

 5.43

 5.49

 0.164

 0.158

 0.160

2 037

1 820

5 786

 65

 59

 186

 14

 11

 55

 1

-

 2

-

-

-

-

-

-

2 051

1 831

5 841

 66

 59

 188

61 688

61 959

61 543

 315

 315

 314

 260

 269

 259

 39

 40

 39

46 426

49 427

47 228

 237

 251

 241

 164

 158

 157

 5.27

 5.08

 5.05

 140

 123

 133

 4.50

 3.95

 4.28

 5.62

 5.49

 5.47

 60.49

 59.09

 58.88

 4.99

 4.62

 4.66

 53.71

 49.73

 50.16

 126.3

 112.6

 358.4

 20.7

 18.4

 58.7

 0.2

 0.8

 1.0

 0.1

 0.1

 0.2

 126.5

 113.4

 359.4

 20.8

 18.5

 58.9

 102.7

 108.6

 312.7

 16.9

 17.7

 51.2

 95.3

 90.5

 275.9

 15.7

 14.7

 45.2

 0.2

 0.8

 1.0

 0.1

 0.1

 0.2

(1.8)

 0.2

(1.3)

(0.3)

 0.1

(0.2)

 0.2

 0.1

(0.1)

-

-

(0.1)

 93.9

 91.6

 275.5

 15.5

 14.9

 45.1

 8.8

 15.9

 35.7

 1.4

 2.6

 5.8

-

 1.1

 1.5

-

 0.2

 0.3

 23.8

 4.8

 46.7

 3.9

 0.8

 7.7

 33.1

 22.4

 89.0

 5.4

 3.7

 14.6

-

-

-

-

-

-

-

-

-

-

-

-

 33.1

 22.4

 89.0

 5.4

 3.7

 14.6

WEST WITS
TauTona Mine (East Mine)
Prepared in accordance with International
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
Accounting Standards.
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 75

 72

 212

 807

 775

2 282

Milled - 000
- tonnes /
- tons
- reef
 450

 423

1 303

 496

 466

1 436

- waste
-

-

-

-

-

-

- total
 450

 423

1 303

 496

 466

1 436

Yield
- g/t
/
- oz/t
- reef
 11.38

 11.73

 11.48

 0.332

 0.342

 0.335

- waste
-

-

-

-

-

-

- average
 11.38

 11.73

 11.48

 0.332

 0.342

 0.335

Gold produced
- kg
/
- oz 000
- reef
5 122

4 961

14 960

 165

 159

 481

- waste
-

-

-

-

-

-

- total
5 122

4 961

14 960

 165

 159

 481

Revenue
- R/kg
/
- $/oz
- sold
61 607

61 563

61 431

 315

 313

 313

Cash costs
- R
/
- $
- ton milled
 370

 364

 370

 55

 54

 55

- R/kg
/
- $/oz
- produced
32 498

31 026

32 207

 166

 158

 164

PRODUCTIVITY
per employee
- g
/
- oz
- target
 290

 279

 279

 9.32

 8.97

 8.97

- actual
 268

 258

 257

 8.62

 8.29

 8.26

per employee
- m2
/
- ft2
- target
 4.18

 4.07

 4.05

 44.99

 43.81

 43.59

- actual
 3.92

 3.75

 3.65

 42.19

 40.36

 39.29

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 315.4

 305.2

 918.1

 51.8

 49.8

 150.3

Accelerated hedge revenue
 0.1

 0.3

 0.9

 0.1

 0.1

 0.3

Total gold revenue
 315.5

 305.5

 919.0

 51.9

 49.9

 150.6

Cost of sales
 170.9

 153.2

 502.8

 28.1

 25.1

 82.4

Cash costs
 166.4

 154.0

 481.8

 27.3

 25.1

 78.9

Retrenchment costs
 0.1

 0.3

 0.9

 0.1

-

 0.2

Rehabilitation costs
 2.6

 0.8

 3.3

 0.4

 0.1

 0.5

Other non-cash costs
 1.2

 1.0

 3.2

 0.2

 0.4

 0.6

Production costs
 170.3

 156.1

 489.2

 28.0

 25.6

 80.2

Amortisation costs
 0.6

 0.7

 22.8

 0.1

 0.1

 3.7

Inventory change
-

(3.6)

(9.2)

-

(0.6)

(1.5)

Profit from operations
 144.6

 152.3

 416.2

 23.8

 24.8

 68.2

Capital expenditure
- mining direct
 5.2

 9.3

 15.1

 0.9

 1.5

 2.5

- other
 1.4

 1.6

 3.1

 0.2

 0.3

 0.5

- recoupments
-

-

-

-

-

-

Net capital expenditure
 6.6

 10.9

 18.2

 1.1

 1.8

 3.0

Savuka Mine (West Mine)
Mponeng Mine (South Mine)
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 55

 55

 160

 592

 592

1 722

 65

 65

 193

 699

 700

2 077

 267

 310

 865

 294

 342

 953

 377

 405

1 199

 416

 446

1 322

-

-

-

-

-

-

-

-

-

-

-

-

 267

 310

 865

 294

 342

 953

 377

 405

1 199

 416

 446

1 322

 7.48

 6.69

 6.90

 0.218

 0.195

 0.201

 10.05

 9.35

 8.49

 0.293

 0.273

 0.248

-

-

-

-

-

-

-

-

-

-

-

-

 7.48

 6.69

 6.90

 0.218

 0.195

 0.201

 10.05

 9.35

 8.49

 0.293

 0.273

 0.248

1 996

2 075

5 968

 64

 67

 192

3 789

3 786

10 180

 122

 121

 327

-

-

-

-

-

-

-

-

-

-

-

-

1 996

2 075

5 968

 64

 67

 192

3 789

3 786

10 180

 122

 121

 327

61 970

61 720

61 591

 317

 313

 314

61 701

61 688

61 546

 315

 313

 314

 412

 366

 392

 62

 54

 58

 426

 386

 396

 63

 57

 59

55 178

54 724

56 838

 282

 278

 290

42 345

41 309

46 635

 216

 210

 238

 167

 164

 166

 5.37

 5.27

 5.34

 195

 198

 194

 6.27

 6.37

 6.24

 136

 137

 130

 4.37

 4.40

 4.18

 224

 219

 197

 7.20

 7.04

 6.33

 4.38

 4.32

 4.41

 47.15

 46.50

 47.47

 4.30

 4.12

 4.15

 46.28

 44.35

 44.67

 3.76

 3.63

 3.49

 40.47

 39.07

 37.57

 3.84

 3.77

 3.74

 41.33

 40.58

 40.26

 122.9

 127.7

 366.3

 20.2

 20.8

 60.0

 233.3

 232.9

 625.1

 38.3

 37.9

 102.3

 0.8

 0.4

 1.3

 0.1

 0.1

 0.2

 0.4

 0.7

 1.4

 0.1

 0.2

 0.3

 123.7

 128.1

 367.6

 20.3

 20.9

 60.2

 233.7

 233.6

 626.5

 38.4

 38.1

 102.6

 114.3

 115.0

 346.7

 18.8

 18.7

 56.8

 174.8

 166.9

 503.3

 28.7

 27.2

 82.4

 110.1

 113.6

 339.2

 18.1

 18.6

 55.6

 160.4

 156.4

 474.7

 26.4

 25.5

 77.8

 0.8

 0.4

 1.3

 0.1

 0.1

 0.2

 0.4

 0.7

 1.4

-

 0.2

 0.2

 1.2

 0.3

 1.5

 0.2

 0.1

 0.3

 2.1

 0.5

 2.6

 0.3

 0.1

 0.4

 0.6

 0.6

 1.6

 0.1

-

 0.2

 0.7

 0.7

 2.0

 0.2

-

 0.3

 112.7

 114.9

 343.6

 18.5

 18.8

 56.3

 163.6

 158.3

 480.7

 26.9

 25.8

 78.7

 1.6

 1.6

 6.8

 0.3

 0.2

 1.1

 11.2

 11.3

 28.3

 1.8

 1.8

 4.6

-

(1.5)

(3.7)

-

(0.3)

(0.6)

-

(2.7)

(5.7)

-

(0.4)

(0.9)

 9.4

 13.1

 20.9

 1.5

 2.2

 3.4

 58.9

 66.7

 123.2

 9.7

 10.9

 20.2

 2.9

 2.2

 6.8

 0.5

 0.3

 1.1

 34.8

 41.4

 102.3

 5.7

 6.9

 16.8

 0.8

 0.4

 1.7

 0.1

 0.1

 0.3

 9.6

 8.4

 23.2

 1.6

 1.3

 3.8

-

-

-

-

-

-

-

-

-

-

-

-

 3.7

 2.6

 8.5

 0.6

 0.4

 1.4

 44.4

 49.8

 125.5

 7.3

 8.2

 20.6

WEST WITS
Elandsrand Mine
Prepared in accordance with International
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
Accounting Standards.
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 102

 105

 316

1 098

1 130

3 401

Milled - 000
- tonnes /
- tons
- reef
 436

 462

1 366

 481

 509

1 506

- waste
 6

 8

 20

 7

 8

 22

- total
 442

 470

1 386

 488

 517

1 528

Yield
- g/t
/
- oz/t
- reef
 7.94

 8.24

 7.64

 0.232

 0.240

 0.223

- waste
 0.33

 0.38

 0.35

 0.010

 0.011

 0.010

- average
 7.84

 8.11

 7.53

 0.229

 0.236

 0.220

Gold produced
- kg
/
- oz 000
- reef
3 462

3 808

10 432

 111

 122

 335

- waste
 2

 3

 7

-

-

-

- total
3 464

3 811

10 439

 111

 122

 335

Revenue
- R/kg
/
- $/oz
- sold
61 581

61 700

61 703

 315

 313

 314

Cash costs
- R
/
- $
- ton milled
 363

 351

 350

 54

 52

 52

- R/kg
/
- $/oz
- produced
46 336

43 256

46 422

 237

 220

 237

PRODUCTIVITY
per employee
- g
/
- oz
- target
 202

 211

 210

 6.49

 6.78

 6.75

- actual
 180

 195

 181

 5.79

 6.27

 5.82

per employee
- m2
/
- ft2
- target
 6.40

 6.29

 6.40

 68.89

 67.70

 68.89

- actual
 5.29

 5.38

 5.49

 56.94

 57.91

 59.09

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 213.4

 234.3

 640.8

 35.0

 38.2

 104.9

Accelerated hedge revenue
(0.1)

 0.8

 3.3

-

 0.2

 0.6

Total gold revenue
 213.3

 235.1

 644.1

 35.0

 38.4

 105.5

Cost of sales
 171.1

 178.9

 521.3

 28.1

 29.2

 85.4

Cash costs
 160.5

 164.9

 484.6

 26.4

 26.9

 79.4

Retrenchment costs
-

 0.8

 3.4

-

 0.2

 0.6

Rehabilitation costs
(1.1)

 0.6

(0.6)

(0.2)

 0.1

(0.1)

Other non-cash costs
 0.4

 0.3

 1.3

-

 0.1

 0.2

Production costs
 159.8

 166.6

 488.7

 26.2

 27.3

 80.1

Amortisation costs
 11.3

 11.9

 32.9

 1.9

 1.9

 5.4

Inventory change
-

 0.4

(0.3)

-

-

(0.1)

Profit from operations
 42.2

 56.2

 122.8

 6.9

 9.2

 20.1

Capital expenditure
- mining direct
 23.1

 28.5

 79.1

 3.8

 4.6

 12.9

- other
 4.3

 6.8

 15.7

 0.7

 1.1

 2.6

- recoupments
-

-

-

-

-

-

Net capital expenditure
 27.4

 35.3

 94.8

 4.5

 5.7

 15.5

Deelkraal Mine
Quarter
Quarter Nine months
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
 39

 34

 107

 420

 366

1 152

 207

 195

 588

 228

 215

 648

 131

 121

 366

 144

 133

 403

 338

 316

 954

 372

 348

1 051

 7.52

 6.77

 7.21

 0.219

 0.198

 0.210

 0.85

 1.21

 0.95

 0.025

 0.035

 0.028

 4.94

 4.64

 4.81

 0.144

 0.135

 0.140

1 557

1 321

4 238

 50

 42

 136

 112

 146

 346

 3

 5

 11

1 669

1 467

4 584

 53

 47

 147

62 240

61 725

61 788

 318

 313

 315

 268

 276

 276

 40

 41

 41

54 290

59 517

57 358

 277

 302

 292

 159

 173

 171

 5.11

 5.56

 5.50

 143

 125

 130

 4.60

 4.02

 4.18

 4.37

 4.27

 4.33

 47.04

 45.96

 46.61

 3.35

 2.91

 3.04

 36.06

 31.32

 32.72

 102.7

 90.3

 281.3

 16.9

 14.7

 46.1

 1.1

 0.3

 1.9

 0.2

-

 0.3

 103.8

 90.6

 283.2

 17.1

 14.7

 46.4

 104.6

 103.3

 302.3

 17.2

 16.8

 49.5

 90.6

 87.3

 262.9

 14.9

 14.3

 43.1

 1.1

 0.3

 1.9

 0.2

-

 0.3

(1.4)

 0.7

(0.4)

(0.3)

 0.1

(0.1)

 0.7

 0.6

 1.8

 0.2

-

 0.3

 91.0

 88.9

 266.2

 15.0

 14.4

 43.6

 13.6

 14.3

 36.3

 2.2

 2.3

 5.9

-

 0.1

(0.2)

-

 0.1

-

(0.8)

(12.7)

(19.1)

(0.1)

(2.1)

(3.1)

 2.4

 3.9

 10.1

 0.3

 0.7

 1.6

-

-

-

-

-

-

-

-

-

-

-

-

 2.4

 3.9

 10.1

 0.3

 0.7

 1.6

OTHER AFRICAN OPERATIONS
Navachab
Prepared in accordance with International
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
Accounting Standards.
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes
/
- tons
- 000
1 617

1 024

3 628

1 782

1 129

3 999

Volume mined
- bcm
/
- bcy
- 000
 604

 384

1 353

 790

 503

1 770

Stripping ratio
- t(mined-treated)
 /t treated
 3.58

 3.55

 3.45

 3.58

 3.55

 3.45

Treated
- tonnes
/
- tons
- 000
 353

 225

 816

 389

 248

 899

Mill head grade
- g/t
/
- oz/t
 1.54

 1.61

 1.54

 0.045

 0.047

 0.045

Metallurgical recovery
- %
 89.62

 90.26

 90.74

 89.62

 90.26

 90.74

Gold produced
- kg
/
- oz 000
 487

 327

1 139

 16

 11

 37

Revenue
- R/kg
/
- $/oz
- sold
59 622

54 536

59 280

 305

 277

 302

Cash costs
- R/kg
/
- $/oz
- produced
47 343

50 798

49 553

 242

 258

 253

PRODUCTIVITY
per employee
- g
/
- oz
- target
 496

 443

 431

 15.96

 14.24

 13.86

- actual
 464

 439

 449

 14.92

 14.12

 14.45

FINANCIAL RESULTS ( MILLION)
Gold revenue
 26.2

 17.5

 65.7

 4.3

 2.9

 10.8

Cost of sales
 23.7

 18.4

 58.2

 3.9

 3.0

 9.5

Cash costs
 23.0

 16.6

 56.4

 3.7

 2.8

 9.2

Rehabilitation costs
 0.3

(0.5)

(0.2)

-

(0.1)

(0.1)

Other non-cash costs
 0.3

 0.2

 0.6

 0.2

-

 0.2

Production costs
 23.6

 16.3

 56.8

 3.9

 2.7

 9.3

Amortisation costs
 0.9

 0.5

 1.9

 0.1

 0.1

 0.3

Inventory change
(0.8)

 1.6

(0.5)

(0.1)

 0.2

(0.1)

Profit from operations
 2.5

(0.9)

 7.5

 0.4

(0.1)

 1.3

Capital expenditure
 0.1

 0.5

 0.7

-

 0.1

 0.1

Sadiola - Attributable 38%
Quarter
Quarter Nine months
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
1 067

1 449

4 070

1 176

1 597

4 486

 597

 824

2 227

 781

1 078

2 913

 1.16

 1.99

 1.80

 1.16

 1.99

 1.80

 493

 485

1 453

 543

 535

1 602

 3.88

 3.43

 3.44

 0.113

 0.100

 0.100

 97.16

 97.16

 96.94

 97.16

 97.16

 96.94

1 858

1 614

4 845

 60

 52

 156

58 129

60 814

60 377

 297

 309

 308

17 153

20 158

19 667

 88

 102

 100

2 974

2 076

2 115

 95.62

 66.74

 68.00

2 254

1 972

1 969

 72.48

 63.40

 63.29

 120.1

 91.4

 297.7

 19.8

 14.9

 48.8

 65.2

 54.7

 174.3

 10.8

 8.9

 28.6

 31.9

 32.5

 95.3

 5.2

 5.3

 15.6

-

-

 0.3

-

-

 0.1

 8.5

 6.4

 20.9

 1.5

 1.0

 3.4

 40.4

 38.9

 116.5

 6.7

 6.3

 19.1

 18.6

 18.5

 55.3

 3.1

 3.0

 9.1

 6.2

(2.7)

 2.5

 1.0

(0.4)

 0.4

 54.9

 36.7

 123.4

 9.0

 6.0

 20.2

 2.1

 4.9

 10.2

 0.4

 0.8

 1.7

NORTH AMERICAN OPERATIONS
Cripple Creek & Victor J.V.
Prepared in accordance with International
Quarter
Quarter Nine months
Quarter
Quarter
Nine months
Accounting Standards.
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes
/
- tons
- 000
Treated
- tonnes
/
- tons
- 000
Mill head grade
- g/t
/
- oz/t
Gold in ore
- kg
/
- oz 000
Yield
- g/t
/
- oz/t
Gold produced
- kg
/
- oz 000
Open-pit Operations
Mined
- tonnes
/
- tons
- 000
7 015

6 963

20 467

7 733

7 675

22 561

Stripping ratio
- t(mined-treated)
 /t treated
 1.62

 1.80

 1.70

 1.62

 1.80

 1.70

Treated
- tonnes
/
- tons
- 000
2 675

2 488

7 586

2 949

2 743

8 362

Mill head grade
- g/t
/
- oz/t
 0.88

 0.67

 0.72

 0.026

 0.019

 0.021

Gold in ore
- kg
/
- oz 000
2 358

1 658

5 451

 76

 53

 175

Yield
- g/t
/
- oz/t
 0.88

 0.67

 0.72

 0.026

 0.019

 0.021

Gold produced
- kg
/
- oz 000
2 358

1 658

5 451

 76

 53

 175

Total
Yield
- g/t
/
- oz/t
 0.88

 0.67

 0.72

 0.026

 0.019

 0.021

Gold produced
- kg
/
- oz 000
2 358

1 658

5 451

 76

 53

 175

Revenue
- R/kg
/
- $/oz
- sold
62 465

62 434

60 831

 319

 317

 310

Cash costs
- R/kg
/
- $/oz
- produced
32 655

32 871

32 636

 167

 168

 167

PRODUCTIVITY
per employee
- g
/
- oz
- target
2 146

2 115

2 022

 69

 68

 65

- actual
2 613

1 773

1 680

 84

 57

 54

FINANCIAL RESULTS (MILLION)
Gold revenue
 147.3

 103.5

 331.3

 24.2

 16.9

 54.3

Cost of sales
 106.9

 71.1

 245.7

 17.6

 11.6

 40.3

Cash costs
 77.0

 54.5

 177.9

 12.7

 8.9

 29.2

Rehabilitation costs
 3.0

 3.1

 8.5

 0.5

 0.5

 1.4

Other non-cash costs
-

-

-

-

-

-

Production costs
 80.0

 57.6

 186.4

 13.2

 9.4

 30.6

Amortisation costs
 26.9

 13.5

 59.3

 4.4

 2.2

 9.7

Inventory change
-

-

-

-

-

-

Profit from operations
 40.4

 32.4

 85.6

 6.6

 5.3

 14.0

Capital expenditure
 49.5

 27.6

 98.4

 8.1

 4.5

 16.1

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Jerritt Canyon J.V. - Attributable 70%
Quarter
Quarter Nine months
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
 164

 159

 462

 181

 175

 509

 109

 109

 316

 120

 120

 349

 12.87

 13.15

 12.91

 0.375

 0.383

 0.375

1 403

1 433

4 081

 45

 46

 131

 11.51

 13.78

 12.10

 0.333

 0.400

 0.350

1 255

1 502

3 824

 40

 48

 122

1 545

1 466

5 131

1 703

1 616

5 656

 12.52

 20.84

 16.10

 12.52

 20.84

 16.10

 114

 67

 300

 126

 74

 330

 5.95

 5.75

 6.81

 0.175

 0.162

 0.200

 678

 385

2 043

 22

 12

 66

 5.32

 6.01

 6.01

 0.159

 0.176

 0.176

 607

 403

1 802

 20

 13

 58

 8.35

 10.82

 9.13

 0.244

 0.314

 0.265

1 862

1 905

5 626

 60

 61

 180

63 091

62 699

60 657

 322

 318

 309

36 574

38 268

36 882

 187

 195

 189

2 208

1 742

1 835

 71

 56

 59

2 084

1 991

1 991

 67

 64

 64

 117.5

 119.4

 341.2

 19.3

 19.5

 55.9

 100.1

 99.9

 298.7

 16.5

 16.3

 49.0

 68.1

 72.9

 207.5

 11.2

 11.9

 34.0

 3.6

 3.1

 10.9

 0.6

 0.5

 1.8

-

-

-

-

-

-

 71.7

 76.0

 218.4

 11.8

 12.4

 35.8

 28.4

 23.9

 80.3

 4.7

 3.9

 13.2

-

-

-

-

-

-

 17.4

 19.5

 42.5

 2.8

 3.2

 6.9

 26.2

 23.9

 65.9

 4.3

 3.9

 10.8

SOUTH AMERICAN OPERATIONS
Morro Velho
Prepared in accordance with International
Quarter
Quarter Nine months
Quarter
Quarter Nine months
Accounting Standards.
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes
/
- tons
- 000
 188

 190

 562

 207

 209

 620

Treated
- tonnes
/
- tons
- 000
 188

 190

 562

 207

 209

 619

Mill head grade
- g/t
/
- oz/t
 6.88

 8.02

 7.47

 0.203

 0.234

 0.218

Gold in ore
- kg
/
- oz 000
1 294

1 524

4 196

 42

 49

 135

Yield
- g/t
/
- oz/t
 7.43

 7.52

 7.30

 0.217

 0.220

 0.213

Gold produced
- kg
/
- oz 000
1 396

1 428

4 100

 45

 46

 132

Open-pit Operations
Mined
- tonnes
/
- tons
- 000
 276

 376

 915

 304

 415

1 009

Stripping ratio
- t(mined-treated)
 /t treated
 6.26

 10.06

 8.43

 6.24

 10.22

 8.43

Treated
- tonnes
/
- tons
- 000
 38

 34

 97

 42

 37

 107

Mill head grade
- g/t
/
- oz/t
 4.95

 6.41

 5.79

 0.143

 0.189

 0.168

Gold in ore
- kg
/
- oz 000
 188

 218

 562

 6

 7

 18

Yield
- g/t
/
- oz/t
 5.55

 5.47

 5.59

 0.167

 0.162

 0.159

Gold produced
- kg
/
- oz 000
 211

 186

 542

 7

 6

 17

Total
Yield
- g/t
/
- oz/t
 7.11

 7.21

 7.04

 0.209

 0.211

 0.205

Gold produced
- kg
/
- oz 000
1 607

1 614

4 642

 52

 52

 149

Revenue
- R/kg
/
- $/oz
- sold
62 611

63 146

62 975

 320

 321

 321

Cash costs
- R/kg
/
- $/oz
- produced
22 589

25 403

24 666

 115

 129

 126

PRODUCTIVITY
per employee
- g
/
- oz
- target
 435

 467

 404

 14

 15

 13

- actual
 435

 467

 435

 14

 15

 14

FINANCIAL RESULTS (MILLION)
Gold revenue
 100.0

 102.9

 292.7

 16.4

 16.8

 47.9

Cost of sales
 55.4

 59.4

 176.6

 9.2

 9.7

 28.9

Cash costs
 36.3

 41.0

 114.5

 6.0

 6.7

 18.8

Rehabilitation costs
 0.6

-

 0.8

 0.1

-

 0.1

Other non-cash costs
-

-

-

-

-

-

Production costs
 36.9

 41.0

 115.3

 6.1

 6.7

 18.9

Amortisation costs
 15.7

 15.9

 46.1

 2.6

 2.6

 7.5

Inventory change
 2.8

 2.5

 15.2

 0.5

 0.4

 2.5

Profit from operations
 44.6

 43.5

 116.1

 7.2

 7.1

 19.0

Capital expenditure
 12.1

 10.4

 33.0

 2.0

 1.7

 5.4

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Serra Grande - Attributable 50%
Cerro Vanguardia - Attributable 46.25%
Quarter
Quarter Nine months
Quarter
Quarter Nine months
Quarter
Quarter Nine months
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
September
June
September
September
June
September
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 84

 79

 238

 92

 87

 262

 84

 78

 236

 93

 86

 260

 7.40

 7.97

 7.78

 0.215

 0.233

 0.227

 622

 622

1 835

 20

 20

 59

 7.88

 7.58

 7.68

 0.226

 0.221

 0.223

 662

 591

1 813

 21

 19

 58

-

-

-

-

-

-

 879

 835

2 471

 969

 920

2 724

-

-

-

-

-

-

 9.59

 10.28

 9.89

 9.65

 10.36

 9.90

-

-

-

-

-

-

 83

 74

 227

 91

 81

 250

-

-

-

-

-

-

 15.77

 16.32

 16.30

 0.46

 0.48

 0.48

-

-

-

-

-

-

1 309

1 208

3 700

 42

 39

 119

-

-

-

-

-

-

 14.52

 15.55

 16.00

 0.429

 0.457

 0.468

-

-

-

-

-

-

1 205

1 151

3 631

 39

 37

 117

 7.88

 7.58

 7.68

 0.226

 0.221

 0.223

 14.52

 15.55

 16.00

 0.429

 0.457

 0.468

 662

 591

1 813

 21

 19

 58

1 205

1 151

3 631

 39

 37

 117

62 618

62 188

60 399

 320

 316

 308

62 619

62 017

60 575

 320

 315

 309

21 148

23 858

22 890

 110

 121

 117

27 469

27 107

26 081

 138

 138

 132

 933

 840

 809

 30

 27

 26

2 488

2 830

2 582

 80

 91

 83

 902

 840

 840

 29

 27

 27

3 048

2 893

3 017

 98

 93

 97

 37.0

 36.8

 110.1

 6.1

 6.0

 18.0

 70.7

 74.2

 218.1

 11.6

 12.1

 35.7

 21.9

 20.9

 66.5

 3.7

 3.4

 10.9

 48.7

 48.2

 140.7

 8.0

 7.9

 23.0

 14.0

 14.1

 41.5

 2.3

 2.3

 6.8

 33.1

 31.2

 94.7

 5.4

 5.1

 15.5

 0.9

-

 1.2

 0.2

-

 0.2

 0.9

-

 0.9

 0.2

-

 0.2

-

-

-

-

-

-

 4.1

 3.4

 7.5

 0.7

 0.6

 1.2

 14.9

 14.1

 42.7

 2.5

 2.3

 7.0

 38.1

 34.6

 103.1

 6.3

 5.7

 16.9

 8.2

 8.0

 23.2

 1.4

 1.3

 3.8

 14.8

 14.2

 41.2

 2.4

 2.3

 6.7

(1.2)

(1.2)

 0.6

(0.2)

(0.2)

 0.1

(4.2)

(0.6)

(3.6)

(0.7)

(0.1)

(0.6)

 15.1

 15.9

 43.6

 2.4

 2.6

 7.1

 22.0

 26.0

 77.4

 3.6

 4.2

 12.7

 2.4

 3.1

 8.5

 0.4

 0.5

 1.4

 2.7

 2.3

 9.8

 0.4

 0.4

 1.6

SHAFT SINKING
SHAFT SINKING  (metres)
Quarter ended
Quarter ended
Nine months ended
September 1999
June 1999
September 1999
MOAB KHOTSONG MINE
Main shaft
Advance
-

  20

  28

Depth to date (below collar)
 2 412

 2 412

 2 412

Rock / ventilation sub-vertical shaft
Advance
  30

  45

  104

Depth to date
  910

  880

  910

Station cutting
  34

  36

  90

JOEL MINE
Taung North Shaft
Advance
  26

  71

  209

Depth to date (below collar)
 1 213

 1 187

 1 213

MPONENG MINE
Sub Shaft 1
Advance
  47

  35

  177

Depth to date
 1 196

 1 149

 1 196

SHAFT SINKING
SHAFT SINKING  (feet)
Quarter ended
Quarter ended
Nine months ended
September 1999
June 1999
September 1999
MOAB KHOTSONG MINE
Main shaft
Advance
-

  66

  92

Depth to date (below collar)
 7 913

 7 913

 7 913

Rock / ventilation sub-vertical shaft
Advance
  98

  148

  341

Depth to date
 2 985

 2 887

 2 985

Station cutting
  112

  118

  296

JOEL MINE
Taung North Shaft
Advance
  85

  234

  685

Depth to date (bellow collar)
 3 974

 3 889

 3 974

MPONENG MINE
Sub Shaft 1
Advance
  154

  116

  583

Depth to date
 3 925

 3 771

 3 925

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended September 1999
METRIC
Advance
Sampled
metres
metres
channel
gold
uranium
width
g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
5 619

  576

 86.40

 31.99

 2 764

 1.37

 118.13

"C" reef
 305

  140

 8.30

 96.63

  802

 3.43

 28.47

Kopanang Mine
Vaal reef
10 451

 1 188

 15.70

 147.63

 2 318

 5.27

 82.74

"C" reef
 93

  56

 20.40

 32.84

  670

 0.79

 16.12

Tau Lekoa Mine
Ventersdorp Contact reef
5 649

 1 596

 99.50

 8.63

  859

 0.12

 11.94

Moab Khotsong Mine
Vaal reef
1 313

-

-

-

-

-

-

FREE STATE
Bambanani Mine
Basal reef
3 377

  100

 168.40

 6.06

 1 021

 0.06

 10.10

Tshepong Mine
Basal reef
5 783

  968

 19.70

 72.61

 1 430

 1.94

 38.22

"B" reef
 156

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
1 261

-

-

-

-

-

-

"A" reef
 448

  74

 92.90

 4.23

  393

 0.13

 12.08

Taung South Shaft
(previously Joel No. 3 shaft)
Beatrix VS 5 Composite reef
 826

  827

 192.10

 13.18

 2 532

-

-

WEST WITS
TauTona Mine (East Mine)
Ventersdorp Contact reef
-

-

-

-

-

Carbon Leader reef
3 457

  82

 28.70

 54.46

 1 563

Savuka Mine (West Mine)
Ventersdorp Contact reef
 53

  52

 38.43

 34.17

 1 313

Mponeng Mine (South Mine)
Ventersdorp Contact reef
5 491

  570

 83.80

 14.00

 1 173

Elandsrand
Ventersdorp Contact reef
5 412

 1 032

 43.20

 28.23

 1 220

Deelkraal
Ventersdorp Contact reef
1 104

  518

 193.00

 4.18

  807

(plus footwall bands)

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended September 1999
IMPERIAL
Advance
Sampled
feet
feet
channel
gold
uranium
width
oz/t
ft.oz/t
lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
18 436

1 890

 34.02

 0.93

 2.64

 2.74

 7.77

"C" reef
1 001

 459

 3.27

 2.82

 0.77

 6.86

 1.87

Kopanang Mine
Vaal reef
34 288

3 898

 6.18

 4.31

 2.22

 10.54

 5.43

"C" reef
 306

 184

 8.03

 0.96

 0.64

 1.58

 1.06

Tau Lekoa Mine
Ventersdorp Contact reef
18 533

5 235

 39.17

 0.25

 0.82

 0.24

 0.78

Moab Khotsong Mine
Vaal reef
4 308

-

-

-

-

-

-

FREE STATE
Bambanani Mine
Basal reef
11 078

 328

 66.30

 0.18

 0.98

 0.12

 0.66

Tshepong Mine
Basal reef
18 973

3 176

 7.76

 2.12

 1.37

 3.88

 2.51

"B" reef
 512

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
4 137

-

-

-

-

-

-

"A" reef
1 470

 243

 36.57

 0.12

 0.38

 0.26

 0.79

Taung South Shaft
(previously Joel No. 3 shaft)
Beatrix VS 5 Composite reef
2 710

2 713

 75.63

 0.38

 2.42

-

-

WEST WITS
TauTona Mine (East Mine)
Ventersdorp Contact reef
-

-

-

-

-

Carbon Leader reef
11 343

 269

 11.30

 1.59

 1.50

Savuka Mine (West Mine)
Ventersdorp Contact reef
 174

 171

 15.13

 1.00

 1.26

Mponeng Mine (South Mine)
Ventersdorp Contact reef
18 015

1 870

 32.99

 0.41

 1.12

Elandsrand
Ventersdorp Contact reef
17 756

3 386

 17.01

 0.82

 1.17

Deelkraal
Ventersdorp Contact reef
3 622

1 699

 75.98

 0.12

 0.77

(plus footwall bands)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary